Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

Sebastian Alsheimer

Internet: salsheimer@wsgr.com

Direct dial: (212) 453-2832

April 16, 2025

BY EDGAR

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quanterix Corporation

Preliminary Proxy Statement filed March 31, 2025, by Kent Lake PR LLC, Kent Lake Partners LP, and Benjamin Natter (collectively, “Kent Lake”)

File No. 001-38319

Dear Sir/Madam:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 7, 2025 (the “Staff Letter”), with regard to the above-referenced Preliminary Proxy Statement on Schedule 14A filed by Kent Lake on March 31, 2025 (the “Proxy Statement”). We have reviewed the Staff Letter with Kent Lake and provide the following response on its behalf. For ease of reference, the comments in the Staff Letter are reproduced and italicized from below. Terms that are not otherwise defined have the meaning ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed March 31, 2025

Background of the Solicitation, page 6

1.	In the second bullet, it appears that the reference to November 12, 2025 is incorrect. Please revise.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

austin    beijing    boston    brussels    hong kong    london    los angeles    new york    palo alto
san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

April 16, 2025

Reasons for the Solicitation, page 8

2.	Throughout the proxy statement, there are references to “risk-adjusted basis” (e.g., in paragraph 6 on page 9). Please revise to describe all such adjustments and any underlying assumptions.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

3.	Please include a reference to the source materials for all information presented in the charts or graphics throughout this section, as well as the other factual assertions made in this section. In addition, revise generally here and throughout the proxy statement, to avoid presenting beliefs and opinions as statements of fact. The following are so (non-exhaustive) examples of opinions presented as fact that should be revised:

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. In addition, Kent Lake provides the Staff with the following supplemental support for such statements:

“The Merger is a financial bailout for Akoya, which would otherwise need to raise substantial equity capital at a steep discount...” (page 9);

On pages 148 and 149 of Amendment No. 2 to the Form S-4 filed with the SEC on April 4, 2025, the Company provided the following statement, which Kent Lake used for its assertion and belief:

At the direction of management of Akoya, PWP assumed that, in order to remain a standalone company, Akoya would need to raise $75 million in additional capital by issuing Akoya Common Stock at a 20% discount to the Akoya Current Share Price with a 6% issuance fee, $25 million the proceeds of which would be used to pay down Akoya’s debt at the time of issuance, which assumptions were reflected in the share count and balance sheet metrics utilized for purposes of this analysis.

In addition, as stated in the Annual Report on Form 10-K filed by Akoya Biosciences, Inc. (“Akoya”), on March 17, 2025, Akoya provided the following disclosure on page 27:

If the Merger is not consummated, we may need to raise additional capital to service our debt obligations, fund our existing operations, improve our platform, expand our service offerings or develop and commercialize new products and technologies, or expand our operations.

As noted, our recurring operating losses, in addition to our accumulated deficit, has raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our becoming profitable in the future or our ability to obtain the necessary capital to meet our obligations and repay our liabilities

April 16, 2025

when they become due. If we are unable to close our merger with Quanterix, we will have to seek additional equity or debt financing.

“The Merger’s rationale relies on aggressive and inherently flawed management projections...” (page 9); and

Current analysis suggest that management’s projections are much higher than the current consensus. As an example, we refer to the CAP IQ Consensus Estimates for April 15, 2025, which Kent Lake used for its assertion and belief in making such statement.

The Merger was unfair even on the date of its announcement.” (page 11).

Kent Lake provides that, as a result of Akoya receiving an EV/Revenue multiple that was significantly higher than Quanterix, the Merger is deemed to be unfair. At Quanterix’s unaffected price of $11.73, Akoya stockholders would capture approximately 56% of the combined enterprise value and would receive an enterprise value to Akoya revenue multiple that is more than double what Quanterix stockholders receive for Quanterix’s revenues (3.1x for Akoya versus 1.4x for Quanterix). The following analysis was used by Kent Lake to support its assertion and belief when making such statement.

For the avoidance of doubt, the statements above and throughout the Proxy Statement have been revised by Kent Lake to provide evidentiary support when making such statements.

The Merger is Value Destructive and Has Unfair Terms, page 9

4.	Identify or describe the “standard industry valuation methodologies” referenced in the first sentence of this section which you assert lead to the conclusion that the Exchange Ratio in the Merger significantly undervalues Quanterix.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

The Merger Introduces Unnecessary Risk by Cutting Quanterix’s Net Cash per Share by Nearly 60%, page 11

5.	Explain how and where you believe Akoya management explicitly acknowledged increased competition from competitors. In addition, revise to express this assertion (on page 13) as your belief.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. In addition, Kent Lake provides the Staff with the following supplemental support for such statements, which Kent Lake used to support its assertion and belief when making such statement:

April 16, 2025

“As we see an increased prevalence of placements of demo systems as a competitive strategy…We have to respond to what we're seeing in the marketplace of a growing prevalence of placing demo units and using those as placements to drive sales. And we're going to have to participate in some of that to be effectively competing.” – Akoya CEO Brian McKelligon, May 13, 2024.

“We do see additional competition out there from our colleagues at Lunaphore……I would say where we are potentially losing in the discovery side with the PhenoCycler-Fusion is where we don't have content... That is an area where the competition is probably the most fierce.” – Akoya CEO Brian McKelligon, November 14, 2024.

Consequences of Defeating the Share Issuance Proposal, page 22

6.	Please clarify the circumstances under which termination of the Merger Agreement would result in a termination fee being paid to each of Akoya and Quanterix. Please also specify whether failure to approve the Share Issuance Proposal would result in the payment of any termination fee.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Shareholder Proposals, page 30

7.	In the second paragraph of this section, please confirm the reference to the 2026 annual meeting is correct or revise.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

General

8.	We note your statement on page 24 that if shareholders want to vote against the proposals, they should return your proxy card. This could be interpreted to mean that shareholders may vote against the proposals only on your proxy card and not the Company’s proxy card. Please clarify such statements throughout your proxy statement to avoid any implication that shareholders have different voting options based on which proxy they return.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

April 16, 2025

9.	We note that the Q&A “How do I vote?” starting on page 25 instructs shareholders to return the proxy card or attend the special meeting, but does not mention telephone or internet voting options as referenced elsewhere in your proxy and in the Company Proxy Statement. Please clarify your description of voting options throughout your proxy statement to fully describe all voting methods.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

10.	Revise generally to avoid presenting opinions as statements of fact. See for example, each of the subheadings and the text that follows in the “Reasons for the Solicitation” section.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

11.	Generally revise the disclosure in your proxy statement to reflect the fact that the Akoya bridge financing agreement has now been entered into, according to the revised Form S-4 filed by the Company on April 2, 2025.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

12.	Please ensure that the text of the proposals on your proxy card matches the language of the proposals as set out in the Company Proxy Statement and proxy card.

Kent Lake acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

* * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Sebastian Alsheimer

cc:	Kent Lake Partners LP
Benjamin Natter